XR Casino Inc.



ANNUAL REPORT

151 San Francisco Street 2nd Floor

San Juan , PR 00901

0

https://www.xr.casino/

This Annual Report is dated April 25, 2022.

BUSINESS

XR Casino is a technology company specialized in extended reality (XR) gaming solutions for the $262 billion iGaming and sports betting industries. XR Casino is among the first companies to launch casino games in all three extended reality technologies: augmented reality (AR), mixed reality (MR) and virtual reality (VR), and on a AI and blockchain technology-based XR gaming platform to allow cross-technology gaming between players using AR, MR, and VR technologies.

Our revenue model is composed of two segments, B2C and B2B. Our B2C segment targets the social casino gaming market, estimated at $6.2 billion as of 2020. Our target customers are mobile gaming players which are estimated at 2.6 billion worldwide. Our MVP games will be launched first, black jack, roulette and slot machines. Poker, Keno, Bingo, Baccarat and fantasy sports will follow. The fantasy sports gaming market was valued at $18.6 billion in 2019 and is expected to reach $48.6 billion by 2027, we aim to launch XR fantasy sport betting games in the near future. This segment will generate revenue from ad sales, subscription fees, sales of in-game casino chips, which are required to play the games and NFTs of unique designs for game assets such as card tables, slot machines, roulette tables, casino chips, in-game wearables and avatars. These games involve play money only, and they will not be able to cash out or exchange them for anything of value.

Our B2B segment is composed of: Software-as-a-Service (SaaS) and Games-as-a-Service

(GaaS) for the iGaming, casino and sports betting industries, as well as XR game development services. We will generate revenues from licensing our technology and proprietary games, as well as from XR technology software development services and revenue sharing fees from casinos. The XR technologies market was valued at $26.05 billion in 2020 and is expected to reach $463 billion by 2026. Through our solutuions and value-added services, we aim to empower land-based casinos, online casinos and sports betting companies to provide XR gaming and gambling options to their players worldwide while solving the most pressing problems in these industries through the implementation of blockchain and AI technology. Some the problems we aim to solve are:

- Lack of transparency: Currently, players have no way of knowing and verifying which casinos offer the best odds of winning or highest payouts. Tribal casinos are not required to report payout statistics, online casinos are not required to report and regulated casinos report statistics once a year if they report at all. Through the implementation of blockchain technology we will provide real-time auditable and costless verification of casinos' statistics to promote transparency and benefit good actors and players.

- Cyber Crimes: Cyber theft of personal player data and funds cause billions of dollars in losses every year. We are reducing cybersecurity risks by implementing blockchain technology for player authentication, account access, payouts and sensitive player data storage.

- Fraud and Default Risks: Online casinos operating out of shady jurisdictions are at real risk of closing their doors at any moment and taking players' money with them. We are reducing these risks through the implementation of blockchain technology and smart contracts for payouts.

- Player attrition: According to indusry experts, a 5% reduction in player attrition translates into an increase in casinos' profits of 25% to 65%. We will implement AI technologies such as RPA, ML and NLP to increase player engagement and reduce attrition.

- Responsible gambling: Gambling is addictive, some players are vulnerable to becoming addicted to gambling which leads to spending more money than they should, this affects their lives, their family's lives and their communities. We are committed to responsible gambling practices through the implementation of AI technologies to prevent players from becoming addicted.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 7,000,000
Use of proceeds: Initial issuance of securities (founder's shares)
Date: July 01, 2021
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Notes

Final amount sold: $236,250.75
Use of proceeds: Funds were used to start the company, software development, legal expenses to incorporate the company and file patent, travel, entertainment, investor relations expenses, consulting fees payable to Dan, marketing expenses, equipment, transportation.
Date: August 31, 2021 through December 31, 2021
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Notes
Final amount sold: $155,484.61
Use of proceeds: Funds were used to start the company, software development, legal expenses to incorporate the company and file patent, travel, entertainment, investor relations expenses, marketing expenses, equipment, transportation.
Date: August 31, 2021 to December 31, 2021
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

Dayan Martinez, Founder & CEO, plans on dedicating the capital required to operate XR Casino for a minimum of the next 18 months or until the revenue covers operating expenses. We plan on being revenue-generating within 6 months after the launch of our social casino games, which we expect to be 9 months after concluding the crowdfunding campaign.

Foreseeable major expenses based on projections:

Major expenses will be platform development, licensing, and marketing. The Company plans on relying on funds from the Reg CF campaign to cover these expenses.

Future operational challenges:

Operational challenges include but are not limited to:

- Scaling up our software development team in the shortest amount of time possible to complete the platform development within the target dates.

-Our team of developers are in Ukraine, which is under constant bombing by Russia as of today,

April 21, 2022. We may face challenges in the ability of our teammates to continue working, depending on the progression of the war.

- Implementing data science, creating our data pipeline and implementing Artificial Intelligence technology into our platform development.

Future challenges related to capital resources:

Challenges related to capital resources include but are not limited to:

- Raising enough capital to complete platform development;

- Raising enough capital to hire the necessary executives such as chief operating officer, product specialists and business development specialists; and

- Raising enough capital for marketing to secure the first 10,000 players.

Future milestones and events:

Significant milestones and events include but are not limited to:

1. Completion of successful crowdfunding campaign ($1 million +)

2. Launching our social casino and activating the first 10,000 players

3. Launching XR Casino Coin to boost player acquisition and community building within the cryptocurrency world. Joining one or more metaverses.

4. Securing the first contract for XR game design services

5. Launching XR sports betting games

6. Completing the development of our platform and launching our B2B segment (The total cost to develop our platform is approximately $2 million; therefore, this is the most important challenge.)

7. Securing our first B2B SaaS contract

8. Obtaining our B2B and B2C offshore online casino license

9. Increase active players to 100,000 globally

10. Surpassing 1,000,000 in active players globally

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $9,554.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Dayan Martinez, Founder and CEO, and TOA Trading LLC
Amount Owed: $301,446
Interest Rate: 0.0%
Maturity Date: Various maturities ranging from August 31, 2031 to December 31, 2031
Convertible into common stock at a conversion price of $0.10 per share

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Dayan Martinez

Dayan Martinez 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, CEO, and Director
Dates of Service: July 01, 2021 - Present
Responsibilities: General corporate operations, capital raising, business development, strategic partnerships development, day to day management of the company. Dayan does not currently receive a salary but likely will take future equity compensation.

Other business experience in the past three years:

Employer: Net Element, Inc.
Title: Investor Relations Manager
Dates of Service: June 15, 2015 - September 02, 2021
Responsibilities: Strategic initiatives to increase shareholder value

Other business experience in the past three years:

Employer: TOA Trading LLC
Title: Owner, Managing Member
Dates of Service: June 15, 2014 - Present
Responsibilities: Investor relations consulting services for public companies.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Dayan Martinez
Amount and nature of Beneficial ownership: 7,000,000
Percent of class: 70.0

RELATED PARTY TRANSACTIONS

Name of Entity: Dayan Martinez
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Convertible Notes for $236,250.75
Material Terms: Convertible notes with maturities ranging from August 31,2031 to December 31, 2021 at zero percent APR (0%), convertible anytime prior to or at maturity into the Company's common stock at a conversion price of $0.10 per share.

Name of Entity: TOA Trading LLC (100% Dayan Martinez)
Names of 20% owners: Dayan Martinez
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Convertible Notes for $155,484.61
Material Terms: Convertible notes with maturities ranging from August 31, 2031 to December 31 2031 for $155,484.61, convertible into common stock at any time prior to or at maturity at a conversion price per share of $0.10.

OUR SECURITIES

The company has authorized Common Stock, Convertible Note - Dayan Martinez, and Convertible Note - TOA Trading LLC. As part of the Regulation Crowdfunding raise, the Company will be offering up to 499,999 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 7,000,000 shares outstanding as of December 31, 2021.

Voting Rights

1 vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Note - Dayan Martinez

The security will convert into Common stock and the terms of the Convertible Note - Dayan Martinez are outlined below:

Amount outstanding: $236,250.75
Maturity Date: Ranges from August 31, 2031 to December 31, 2031
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: At the option of the Holder at any time prior to the Maturity Date.
Material Rights

There are no material rights associated with Convertible Note - Dayan Martinez.

Convertible Note - TOA Trading LLC

The security will convert into Common stock and the terms of the Convertible Note - TOA Trading LLC are outlined below:

Amount outstanding: $155,484.61
Maturity Date: August 31, 2031
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: At the option of the Holder at any time prior to the Maturity Date.
Material Rights

Note holders are not entitled to any voting rights.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2022.

XR Casino Inc.

By /s/ *Dayan Martinez*

Name: XR Casino, Inc.

Title: Founder, CEO & Director

Exhibit A

FINANCIAL STATEMENTS



XR Casino, Inc. (the "Company") a Puerto Rico Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short Year ended December 31, 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
XR Casino, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 and the related statement of operations, statement of changes in shareholder equity, and statement of cash flows for the year and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 14, 2022
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31, 2021
ASSETS	
Current Assets	
Cash and Cash Equivalents	9,554
Other Assets	52
Total Current Assets	9,606
Non-current Assets	
Equipment, net of Accumulated Depreciation	9,151
Intangible Assets: Computer Software and Patent, net of Accumulated Depreciation	46,052
Total Non-Current Assets	55,203
TOTAL ASSETS	64,809
LIABILITIES AND EQUITY	
Liabilities	
Long-term Liabilities	
Notes Payable - Related Parties	301,446
Total Long-Term Liabilities	301,446
TOTAL LIABILITIES	301,446
EQUITY	
Accumulated Deficit	(236,637)
Total Equity	(236,637)
TOTAL LIABILITIES AND EQUITY	64,809

Statement of Operations

	Year Ended December 31, 2021
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	25,836
General and Administrative	47,738
Rent and Lease	375
Consulting Services	150,000
Professional Fees	12,688
Total Operating Expenses	236,637
Operating Income (loss)	(236,637)
Provision for Income Tax	-
Net Income (loss)	(236,637)

Statement of Cash Flows

	Year Ended December 31, 2021
OPERATING ACTIVITIES	
Net Income (Loss)	(236,637)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Other	(52)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(52)
Net Cash provided by (used in) Operating Activities	(236,689)
INVESTING ACTIVITIES	
Equipment	(9,151)
Intangible Assets: Computer Software and Patent	(46,052)
Net Cash provided by (used by) Investing Activities	(55,203)
FINANCING ACTIVITIES	
Related Party Loans	301,446
Net Cash provided by (used in) Financing Activities	301,446
Cash at the beginning of period	-
Net Cash increase (decrease) for period	9,554
Cash at end of period	9,554

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 7/1/21	-	-	-	-	-
Net Income (Loss)	-		-	(236,637)	(236,637)
Ending Balance 12/31/2021	-	-	-	(236,637)	(236,637)

XR Casino, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

XR Casino, Inc ("the Company") was formed in Puerto Rico on July 1, 2021. The Company plans to earn revenue with the first-ever cross-technology platform for virtual reality, augmented reality, and mixed reality gambling. The Company's headquarters is in Miami, FL. The Company's customers will be worldwide.

The Company will continue a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on August 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Equipment	3	8,296	-	-	8,296
Computer Equipment	5	855	-	-	855
Grand Total	-	9,151	-	-	9,151

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Once the software is put in service it will be amortized on a method to be determined by the company at a later date.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company does not have any equity-based compensation plan.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Convertible Notes - The Company has entered into convertible note agreements in the amount of $301,446 for the purpose of funding operations. The interest rate on the notes is zero percent per year (0%. APR). The amounts are to be repaid at maturity on in 2031. The holders of the notes have the right to convert the amount due by conversion into the Company's common stock at any time prior to or at maturity of the notes at a strike price of $0.10 per share of common stock.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

See Note 3 for debt to related parties.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	-
2023	-
2024	-
2025	-
2026	-
Thereafter	$301,446

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.01 per share. No shares were issued and outstanding as of 2021. Although no common shares were issued and outstanding, 6,000,000 of the shares are reserved for the owner.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 14, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

CERTIFICATION

    I, Dayan Martinez , Principal Executive Officer of XR Casino Inc. , hereby certify that the financial statements of XR Casino Inc. included in this Report are true and complete in all material respects.

Dayan Martinez

Founder, CEO & Director